EXHIBIT 2.1







                           ASSET PURCHASE AGREEMENT

                                   between

                                ELIBRIUM, INC.

                                ("Purchaser")

                                     and

                               CLICKACTION INC.

                                 ("Seller")


                          Dated as of June 7, 2001

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                                  EXHIBITS

Exhibit A Form of License Agreement

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                        ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is executed as of the 7th day of June 2001 and shall be effective at the Effective Time, by and between Elibrium, Inc., a California corporation ("Purchaser"), and ClickAction Inc., a Delaware corporation ("Seller"). Certain capitalized terms used herein are defined in Article I.

                         W I T N E S S E T H:

WHEREAS, Purchaser desires to purchase from Seller and Seller desires to sell to Purchaser all of the Purchased Assets (as hereinafter defined), and Purchaser is willing to assume all of the Assumed Obligations (as hereinafter defined), all upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the foregoing and the mutual warranties, representations, covenants and agreements herein contained, the parties agree as follows:


                                  ARTICLE I
                                 DEFINITIONS
1.1  Definitions.

"Accounts Receivable" shall mean all accounts receivable, trade receivables, notes receivable and other receivables, which in any case are payable as a result of goods sold or services provided by Seller in connection with the Business.

"Affected Employees" shall have the meaning provided in Section 4.11.

"Affiliate" shall mean, with respect to any specified Person, any other Person which, directly or indirectly, controls, is under common control with, or is controlled by, such specified Person. A Person shall be deemed to "control" another Person if it (i) owns more than 50% of the capital stock or other equity interest of such other Person, (ii) has the power to elect a majority of the board of directors or similar governing body of such other Person or (iii) has the power, by Contract or otherwise, to direct the management and policies of such other Person.

"Agreement" shall mean this Asset Purchase Agreement, including all exhibits and schedules hereto, as it may be amended from time to time in accordance with its terms.

"Assets" shall mean the Purchased Assets and the Leased Assets.

"Assignment and Assumption Agreement" shall mean an assignment and assumption agreement between Purchaser and Seller to be dated the Closing Date and to be delivered at Closing in a mutually agreeable form.

"Assumed Obligations" shall have the meaning provided in Section 2.4.

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"Business" shall mean the business previously and currently conducted by Seller under the name Elibrium, in which Seller is engaged in manufacturing and distributing shrink-wrap business productivity software products and small business web-based services.

"Business Day" shall mean any day of the year other than (i) any Saturday or Sunday or (ii) any other day on which banks located in San Francisco,
California generally are closed for business.

"Closing" shall mean the consummation of the transactions contemplated herein in accordance with Article XI.

"Closing Date" shall mean the date on which the Closing occurs or is to occur.

"Code" shall mean the United States Internal Revenue Code of 1986, as amended.

"Contested Adjustments" shall have the meaning provided in Section
3.2(c).

"Confidential Information" shall mean all Information and Records and Intellectual Property that are not and have not become ascertainable or obtainable from public or published information.

"Contract" shall mean any contract, lease, commitment, understanding, sales order, purchase order, agreement, indenture, mortgage, note, bond, right, warrant, instrument, plan, permit or license, whether written or verbal, which is intended or purports to be binding and enforceable.

"Customer Contracts" shall have the meaning provided in Section 2.2(b).

"Distribution Contract" shall mean the written or verbal agreements between Seller and Distributors.

"Distributors" shall mean current distributors and retailers either distributing or directly selling retail software products, including Ingram Micro, Office Depot, Best Buy, Fry's, MicroCenter and Merisel.

"Dollars" or numbers preceded by the symbol "$" shall mean amounts in United States Dollars.

"Effective Time" shall mean 5:00 p.m., Pacific Standard Time, on the date that Purchaser delivers to Seller evidence reasonably satisfactory to Seller of General Bank's final approval of a loan to Purchaser in an amount not less than $5,000,000; provided, however, that unless the Effective Time is prior to 5:00 p.m., Pacific Standard Time, on June 15, 2001 this Agreement shall be null and void.

"Equipment" shall have the meaning provided in Section 2.1(a).

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"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"GAAP" shall mean U.S. generally accepted accounting principles at the time in effect.

"Governmental Authority" shall mean the government of the United States or any other country or any state or political subdivision thereof and any entity, body or authority exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Gross Profit" shall mean gross revenue less cost of goods sold, calculated in accordance with GAAP.

"Hired Employee" shall have the meaning provided in Section 10.1(a).

"Indemnified Person" shall mean the Person or Persons entitled to, or claiming a right to, indemnification under Article XIII.

"Indemnifying Person" shall mean the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article XIII.

"Independent Accountants" shall have the meaning provided in Section 3.2().

"Information and Records" shall have the meaning provided in Section 2.1(c).

"Initial Payment" shall have the meaning provided in Section 3.1(a).

"Intellectual Property" shall mean all United States and foreign patents (including continuations, continuations-in-part, reissues and re-examinations thereof) and patent applications; registered and unregistered trade names, trademarks, service names, domain names and service marks (and applications for registration of the same) and all goodwill associated therewith; copyrights and copyright registrations (and applications for the same); trade secrets, computer data (including formulations and analyses), computer software (in source codeand object code form) and all related programming, user, technical and systems documentation; inventions, processes and designs (whether or not patentable or reduced to practice); know-how and formulae; and all other intangible assets,properties and rights.

"Intellectual Property Licenses" shall have the meaning provided in Section 2.2(d).

"Inventory" shall have the meaning provided in Section 2.1(b).

"Law" shall mean any law (including common law), statute, regulation, ordinance, rule, order, decree, judgment, consent decree, settlement agreement or governmental requirement enacted, promulgated, entered into,agreed or imposed by any Governmental Authority.

"Leased Assets" shall mean all assets leased or licensed to Seller pursuant to any of the Personal Property Leases or Intellectual Property
 Licenses.

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"Licensed Intellectual Property" shall have the meaning provided in
Section 4.6(a).

"Lien" shall mean any mortgage, lien (except for any lien for taxes not yet due and payable), charge, restriction, pledge, security interest, option, lease or sublease, claim, right of any third party, easement, encroachment or encumbrance.

"Loss" or "Losses" shall mean any and all liabilities, losses, costs, claims, damages (including special or consequential damages when suffered by third parties, but excluding special and consequential damages if claimed by the parties to this Agreement), penalties and expenses (including reasonable attorneys' fees and expenses and costs ofinvestigation and litigation). In the event any of the foregoing are indemnifiable hereunder, the terms "Loss" and "Losses" shall also include all reasonable attorneys' fees and expenses and costs of investigation and litigation incurred by the Indemnified Person in enforcing such indemnity.

"Material Adverse Change" shall mean a material and adverse change in the business, operations, assets, liabilities, results of operations, cash flows or condition (financial or otherwise) of the Business or the Assets; provided, however, that the effects of changes that are generally applicable to (a) the industries and markets in which the Business operates, (b) the United States economy, (c) the United States securities markets or (d) any adverse effect on the Business or the Assetsresulting from the execution of this Agreement or announcement relating to this Agreement or the transactions contemplated hereby, including the effect of any such announcement on the employees or customers of the Business, shall be excluded from the determination of a Material Adverse Change.

"Material Adverse Effect" shall mean a material and adverse effect on the business, operations, assets, liabilities, results of operations, cash flows or condition (financial or otherwise) of the Business or the Assets; provided, however, that the effects of changes that are generally applicable to (a) the industries and markets in which the Business operates, (b) the United States economy, (c) the United States securities markets or (d) any adverse effect on the Business or the Assets resulting from the execution of this Agreement or announcement relating to this Agreement or the transactions contemplated hereby, including the effect of any such announcement on the employees or customers of the Business, shall be excluded from the determination of a Material Adverse Effect.

"Other Contracts" shall have the meaning provided in Section 2.2(e).

"Owned Intellectual Property" shall have the meaning provided in
Section 2.1(d).

"Payment Periods" shall mean the Second Payment Period and the Third Payment Period and "Payment Period" shall mean either of them.

"Payments" shall mean, collectively, the Second Payment and the Third Payment and "Payment" shall mean either of them.

"Performance Periods" shall mean July 1, 2001-June 30, 2002; July 1, 2002-June 30, 2003; and July 1, 2003-June 30, 2004.

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"Person" shall mean any individual, corporation, proprietorship, firm, partnership, limited partnership, limited liability partnership, limited liability company, trust, association or other entity.

"Personal Property Leases" shall have the meaning provided in
Section 2.2(a).

"Purchase Contracts" shall have the meaning provided in Section 2.2(c).

"Purchase Price" shall have the meaning provided in Section 3.1.

"Purchased Assets" shall have the meaning provided in Section 2.1.

"Purchased Contracts and Permits" shall have the meaning provided in
Section 2.2.

"Purchaser" shall have the meaning provided in the preamble.

"Purchaser Consents" shall have the meaning provided in Section 5.3(a).

"Purchaser Indemnified Party" shall have the meaning provided in
Section 13.2.

"Purchaser's Knowledge" means the actual knowledge of the following persons; Sharon Chiu, Christina Willett, Anne Norland and Charles DeLacey, provided, however, that the burden of establishing the Purchaser did not have actual knowledge shall fall upon Purchaser.

"Real Property" shall mean the Leased Real Property and any other real property previously or currently owned or used by Seller in connection with the conduct of the Business.

"Related Agreement" shall mean any Contract which is or is to be entered into at the Closing or otherwise pursuant to this Agreement. The
Related Agreements executed by a specified Person shall be referred to as "such Person's Related Agreements," "its Related Agreements" or another similar expression.

"Revenue Amount" shall mean the revenue recognized by the Business duringa Payment Period determined in accordance with GAAP and consistent with Seller's revenue recognition policies in effect prior to the Closing.

"Seller" shall have the meaning provided in the preamble.

"Seller Consents" shall have the meaning provided in Section 4.3(a).

"Seller's Knowledge" means the actual knowledge of the following persons; Gregory Slayton, Albert Liong, Richard Frick and
Christopher Fey, provided,however, that the burden of establishing the Seller did not have actual knowledge shall fall upon Seller.

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"Separation Agreement" shall mean an employment separation agreement between Seller and each Affected Employee to be dated and delivered on the Closing Date and in a form mutually agreeable to the parties.

"Tax Return" shall mean any report, return or other information required to be supplied to a Governmental Authority in connection with any Taxes.

"Taxes" shall mean all taxes, charges, fees, duties (including customs duties),levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, license, payroll, environmental, capital stock, disability, severance, employee's income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto.

"Transfer" shall mean to assign, sell, give, pledge, hypothecate, encumber or otherwise transfer any securities, rights or assets, whether in a merger, sale of capital stock, sale of assets or otherwise.

"Transferred Permits" shall have the meaning provided in Section 2.2(f).

1.2 Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Reference to any Person includes such Person's successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, and in effect on the date hereof, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder. Underscored references to Articles, Sections, clauses, Exhibits or Schedules shall refer to those portions of this Agreement, and any underscored references to a clause shall, unless otherwise identified, refer to the appropriate clause within the same Section in which such reference occurs. The use of the terms "hereunder", "hereof", "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section or clause of or Exhibit or Schedule to this Agreement. No specific representation, warranty or covenant contained herein shall limit the generality or applicability of a more general representation, warranty or covenant contained herein. A breach of or inaccuracy in any representation, warranty or covenant shall not be affected by the fact that any more general or less general representation, warranty or covenant was not also breached or inaccurate. This document shall be interpreted at all times as if it was drafted by the Purchaser and Seller jointly, and shall not be interpreted in favor of or against either party.

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                                 ARTICLE II

                         SALE AND PURCHASE OF ASSETS;
                      ASSUMPTION OF ASSUMED OBLIGATIONS

2.1Purchased Assets. Subject to the terms and conditions of this Agreement, at and as of the Closing, Seller shall sell, assign, convey, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and take assignment and delivery of the following Assets, including all of Seller's right, title and interest in and to the following Assets:

(a)Equipment. All machinery, equipment, fixed assets, furniture, tools, spare parts, maintenance equipment, materials, computers, printers, servers and other items of personal property that are set forth on Schedule 2.1(a) (collectively, the "Equipment");

(b)Inventory. All supplies, materials and other inventories that are set forth on Schedule 2.1(b) (collectively, the "Inventory");

(c)Information and Records.  All books, records, files, databases, plans,

specifications, technical information, confidential information, price lists, promotional materials, advertising copy and data, marketing research and information, competitive analysis, sales records, service records, customer lists and files, other customer information, plans and designs of buildings, structures, fixtures and equipment, environmental control, monitoring and test records and all other proprietary information that is set forth on or referencedin Schedule 2.1(c) (collectively, the "Information and Records");

(d)Intellectual Property. All Intellectual Property owned by Seller that is set forth on Schedule 2.1(d) (the "Owned Intellectual Property");

(e)Other Intangibles. All customer relationships and goodwill, if any, used in, related to or arising in conjunction with the Business; and

(f)Accounts Receivable.  All Accounts Receivable set forth on Schedule 2.1(f)

All of the foregoing assets described in this Section 2.1, together with the Purchased Contracts and Permits, are referred to herein collectively as the "Purchased Assets." If Purchaser believes that one or more assets used in the Business were unintentionally omitted from the schedules prepared in connection with this Section 2.1, and such assets should have been included as Purchased Assets as described in Sections 2.1 (a)-(f), Purchaser shall so notify Seller within ninety (90) days of the Closing and Seller agrees to negotiate in good faith with Purchaser to determine whether such assets identified by Purchaser should have reasonably been included as Purchased Assets. In the event that Purchaser and Seller cannot reach agreement regarding any asset(s) which, in The aggregate, possess a fair market value of over $2,000.00, the parties agree to submit such dispute to a mutually agreeable arbitrator and the parties agree to be bound by the decision of that arbitrator. This arbitration shall be conducted according to the procedures outlined in Section 13, paragraph 13.9(iii) of this Agreement.

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2.2 Assignment of Contracts and Permits. Subject to the terms and conditions of this Agreement, at and as of the Closing Date, Seller shall assign and transfer to Purchaser all of Seller's right, title and interest in and to, and Purchaser shall take assignment of the Contracts outlined in Schedule 2.2 which include:

(a) Personal Property Leases.  All leases to or by Seller of the personal
(b)  property  (collectively, the "Personal Property Leases");

(b) Customer Contracts. All Distribution Contracts and all customer contracts, purchase orders and other vendor agreements (collectively, the "Customer Contracts");

(c)  Purchase Contracts.  All purchase orders and other Contracts for the
(d) purchase by Seller of goods, materials and/or services (collectively, the (e) "Purchase Contracts");

(d) Intellectual Property Licenses. All agreements for the license to or by Seller of any Intellectual Property (collectively, the "Intellectual Property Licenses");

(f) Other Contracts.  The other Contracts of Seller listed on Schedule 2.2
(g) (collectively, the "Other Contracts"); and

(f) Transferred Permits.  All Permits (collectively, the "Transferred Permits")

All of the foregoing are referred to herein collectively as the "Purchased Contracts and Permits." Anything in this Agreement to the contrary notwithstanding, this Agreement shall not constitute an agreement to assign any contract or Permit or any claim or right or any benefit or obligation thereunder or resulting therefrom if an assignment thereof, without the consent of a third party thereto, would constitute a breach or violation thereof and if such a consent is not obtained at or prior to the Closing.

2.3 Excluded Assets.   All Assets not listed in the schedules related to
Sections 2.1 and 2.2 shall be retained by Seller, and are not being sold or assigned to Purchaser hereunder, subject to the procedures articulated in paragraph 2.1 for resolving ownership of assets unintentionally excluded from such schedules.Assumed Obligations. At the Closing, Purchaser shall assume, and agree to pay, perform, fulfil and discharge, the obligations of Seller (the "Assumed Obligations") as outlined in the schedule of accounts payable in this

Schedule 2.4 and as further outlined in the schedules included in Section 2.2 and which are required to be performed, and which accrue, after the Closing
Date under the Purchased Assets (but not any liabilities of Seller in respect of a breach by Seller of or default by Seller under such Purchased Assets or anyliabilities or obligations arising prior to the Closing), to the extent such Purchased Assets, and all rights of Seller thereunder, are effectively assigned to Purchaser on the Closing Date pursuant to Section 2.2, but excluding any Contracts entered into in violation of Section 6.3. If Seller believes that one or more obligations arising from the Business was unintentionally omitted from the schedules prepared in connection with Section 2.2 or 2.4, and such obligations should have been included as Assumed Obligations as described in these Sections, Seller shall so notify Purchaser within ninety (90) days of the Closing and Purchaser agrees to negotiate in good faith with Seller to determine

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whether such obligations identified by Seller should have reasonably been included as Assumed Obligations. In the event that Purchaser and Seller cannot reach agreement regarding any obligation(s) which, in the aggregate, possess a value of over $2,000.00, the parties agree to submit such dispute to a mutually agreeable arbitrator and the parties agree to be bound by the decision of that arbitrator. This arbitration shall be conducted according to the procedures outlined in Section 13, paragraph 13.9(iii) of this Agreement.

2.5 No Other Liabilities Assumed. Anything in this Agreement to the contrary notwithstanding, except as specifically set forth in Section 2.4, neither Purchaser nor any of its Affiliates shall assume or otherwise be liable in respect of, or be deemed to have assumed or otherwise be liable in respect of, any debt, claim, obligation or other liability of Seller or any of its Affiliates whatsoever.


                                 ARTICLE III

                         PURCHASE PRICE AND PAYMENT

3.1 Payment of Purchase Price.

In consideration for the sale of the Purchased Assets by Seller, Purchaser shall remit a purchase price of Three Million Dollars ($3,000,000.00)
(the "Purchase Price") determined as set out below in this Section 3.1.

(a) On the Closing Date, Purchaser shall pay to Seller in cash $500,000 (the "Initial Payment").

(b) On or before September 15, 2001, Purchaser shall pay to Seller in cash $1,000,000.

(c) On or before December 15, 2001, Purchaser shall pay to Seller in cash $1,000,000.

(d) On or before March 15, 2002, Purchaser shall pay to Seller in cash $500,000.

3.2 Performance Payments.

(a)Purchaser shall also remit to Seller performance payments based on Gross Profit generated by distribution of the intellectual property included in the Purchased Assets, in their current and future revised versions, as such business may be conducted after the Closing. In the event that Purchaser recognizes a Gross Profit in excess of Eleven Million Dollars ($11,000,000.00) during a Performance Period, Purchaser shall remit to Seller ten percent (10%) of the Gross Profit in excess of Eleven Million Dollars ($11,000,000.00) within said Performance Period, within forty-five (45) days of the end of said Performance Period.

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(b)As soon as practicable after the conclusion of the Performance Period, but within forty-five (45) days after the end of such Performance Period, Purchaser shall prepare and deliver to Seller a statement, in reasonable detail, setting forth the Gross Profit and the manner in which it was calculated during the Performance Period (a "Revenue Statement").

(c)Upon receipt of a Revenue Statement, Seller shall have a period of 10 Business Days to audit such Revenue Statement and propose any adjustments thereto. If Seller accepts the Revenue Statement without further adjustment or fails to deliver adjustments thereto within such 10-Business Day period, then the Revenue Statement delivered by Purchaser shall be deemed to be final and binding on the parties for purposes of Section 3.2(c). Any adjustments proposed by Seller shall be set out in a written statement delivered to Purchaser and Purchaser shall have a period of 10 Business Days from receipt of such written statement to object to such proposed adjustments. If Purchaser agrees to such proposed adjustments or fails to deliver a written objection to such proposed adjustments within such 10-Business Day period, then Seller's proposed adjustments shall be incorporated into the Revenue Statement and such adjusted Revenue Statement shall be deemed to be final and binding on the parties for purposes of Section 3.2(c). If Purchaser objects in writing within such 10-Business Day period to any such proposed adjustment (the proposed adjustments to which Purchaser objects are referred to herein as the "Contested Adjustments"), Seller and Purchaser shall use reasonable efforts to resolve their dispute regarding the Contested Adjustments, but if a final resolution thereof is not obtained within five (5) Business Days after Purchaser delivers to Seller the written objection setting forth the Contested Adjustments, Seller and Purchaser shall promptly retain KPMG LLP or another internationally recognized independent accounting firm acceptable to both Seller and Purchaser (the "Independent Accountants") to resolve any remaining disputes concerning the Contested Adjustments to the Revenue Statement. Either Seller or Purchaser may retain the Independent Accountants on behalf of Seller and Purchaser upon the expiration of such five (5) Business Day period, except that if the Independent Accountants are other than KPMG LLP the written agreement of both Seller and Purchaser shall be required to retain the Independent Accountants. If Independent Accountants are retained, then (i) Seller and Purchaser shall each submit to the Independent Accountants in writing within 10 Business Days after the Independent Accountants are retained their respective proposals with respect to the Contested Adjustments, together with such supporting documentation as they deem necessary or as the Independent Accountants request (provided that if any documentation requested by the Independent Accountants cannot be obtained by either Seller or Purchaser within such 10-Business Day period (acting in good faith and in a diligent manner), then such 10-Business Day period shall be extended for such period of time as is reasonably necessary for such information to be obtained), (ii) the Independent Accountants shall select, within 10 Business Days after receiving the proposals of both Seller and Purchaser and all supplementary supporting documentation requested by the Independent Accountants, either Seller's or Purchaser's proposal, but not a different proposal, with respect to the Contested Adjustments, which selection shall be final and binding on both Seller and Purchaser, and (iii) the fees and expenses of the Independent Accountants shall be borne equally by Purchaser and Seller.

3.3 Rent and Utility Payments. Until such time as Purchaser completes the physical move of its property and employees from both the ClickAction Palo Alto facility and ClickAction San Francisco facility, it shall pay Seller the fixed sum of $42,000 per month for the use of those physical facilities and to compensate Seller for Purchaser's proportionate share of any and all utilities, phones, building maintenance expenses, network connections and other costs incurred supporting Purchaser's employees in those facilities. It is agreed

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that Purchaser shall pay this monthly fee for no less than four (4) months, after which time it shall continue to make such monthly payments on a month-to-month basis so long as Purchaser's employees occupy the ClickAction facilities and so long as the parties mutually agree that Purchaser's continued occupancy is desirable. If so requested by Seller, Purchaser agrees to enter into a mutually acceptable agreement with Seller on or prior to the Closing Date regarding the San Francisco and Palo Alto ClickAction facilities ("Facilities Agreement").

3.4 Accounts Receivable Adjustments. The parties agree that Purchaser expects to receive four million dollars ($4,000,000) in cash payments from Distributors between the closing date and the last day of the third fiscal quarter 2001, which ends September 30, 2001, such payments to be in compensation for the distribution of products included in the Purchased Assets and listed on
Schedule 2.1(d). The parties additionally agree that Purchaser expects to receive five million dollars ($5,000,000) in cash payments from Distributors between October 1, 2001 and the last day of the fourth fiscal quarter, which ends on December 31, 2001, for distribution of products included in the Purchased Assets and listed on Schedule 2.1(d). In the event that the actual cash payments in either the third or fourth fiscal quarter, which are attributable to distribution of these Purchased Assets, exceeds the expected cash payments, Purchaser shall pay 50% of the amount above the expected amount to Seller within 15 days of the end of each fiscal quarter. Seller shall have the right to receive reports with respect to these payments reasonably satisfactory to Seller and the right to audit such reports pursuant to the procedure and within the time periods described in Section 3.2(a) and 3.2(b).

3.5 Prorations.   Seller and Purchaser agree that all of the items listed below relating to the Business and the Purchased Assets will be prorated as of the Closing Date, with Seller liable to the extent such items relate to any time period up to and including the Closing Date and Purchaser liable to the extent such items relate to periods subsequent to the Closing Date:

(a) Personal property, real estate, occupancy and other Taxes, if any, payable by Seller with respect to the Purchased Assets;

(b) Rents, Taxes, royalties and other items which in any case are payable periodically by or to Seller under any of the Real Property Leases, Personal Property Leases or Intellectual Property Licenses;

(c)The amount of any fees and charges which in any case are payable periodically by Seller pursuant to any of the Contracts set forth in Section 2.2.

(e)The amount of any fees or charges which in any case are payable by Seller periodically with respect to any of the Transferred Permits; and

(f)The amount of sewer rents and charges for water, electricity, telephones and other utilities and fuel.

Seller agrees to furnish Purchaser with such documents and other records as Purchaser reasonably requests in order to confirm all adjustment and proration calculations made pursuant to this Section 3.5. If current payments with respect to items to be prorated pursuant to this Section 3.5 are not ascertainable on or before the Closing Date, such payments shall be prorated on

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the basis of the most recently ascertainable bill therefor and shall be reprorated between Seller and Purchaser when the current bills with respect to such items have been issued and a cash settlement shall be made promptly thereafter.

3.6 Allocation of Consideration.   The Purchase Price for the Purchased Assets
shall be allocated among the Purchased Assets in accordance with Schedule 3.6. Following the Closing, Purchaser and Seller in connection with their respective U.S. federal, state and local income Tax Returns and other filings (including Internal Revenue Service Form 8594), shall not take any position inconsistent with such allocation.

3.7 Default Interest Rate. Interest shall accrue on any payment due under this
Article 3 in the amount of 1.5% per month, commencing on the date that such payment became due and payable under the terms of this Article 3.

3.8 Security Interest. Pursuant to the form of Security Agreement which shall be presented and agreed upon at closing (the "Security Agreement"), Purchaser agrees to grant to Seller a second priority security interest in the Assets, subject only to a first priority security interest in the Assets granted to General Bank, to secure Purchaser's obligation to make the scheduled payments of the Purchase Price pursuant to Section 3.1 hereof (the "Scheduled Payments") in the event of a default by Purchaser. On or prior to the Closing, Purchaser shall execute and deliver a Uniform Commercial Code financing statement relatingto the perfection of the security interest created by the Security Agreement.After Purchaser satisfactorily pays the September 15, 2001 and December 15, 2001 Scheduled Payments pursuant to Section 3.1 in full, Seller shall, upon the written request of Purchaser, promptly execute and deliver to, or as directed in writing by, Purchaser an appropriate instrument (in due form for recording) sufficient to release the Assets from the security interest created by the Security Agreement, if one has been filed. Purchaser agrees to execute and deliver to Seller on or prior to the Closing a second UCC financing statement with respect to the Seller's second priority security interest in the Purchased Assets which shall be held in escrow by Seller, and which shall not be filed until or unless all of the following occur: 1) the originally filed security interest is filed, 2) the originally security interest is withdrawn by request of Purchaser after the December 15, 2001 Scheduled Payment and all previous Scheduled Payments are made and 3) Purchaser subsequently fails to make the remaining March 15, 2002 Scheduled Payment or subsequently becomes insolvent.

3.9 Additional Consequences of Late Payment. In the event Purchaser fails to make a scheduled payment within fifteen (15) days of that payment's due date, then all of Purchaser's rights and Seller's obligations under the License Agreement shall be suspended until such time as all such scheduled payments (including the accelerated payments) are made to Seller by Purchaser.

3.10 Effect of Purchaser Insolvency. In the event Purchaser files for bankruptcy protection, or becomes otherwise insolvent, all remaining payments due under Section 3.1 shall become immediately due and collectable.

                                 ARTICLE IV

                   REPRESENTATIONS AND WARRANTIES OF SELLER

Except as provided in Schedules to this Article IV to be delivered at the Closing in a form mutually agreeable to Purchaser and Seller, Seller represents and warrants to Purchaser, as of the date of the Closing, as follows:

4.1 Due Incorporation, etc.   Seller is a corporation duly organized, validly
existing and in good standing under the laws of the State of Delaware, with allrequisite corporate power and authority to own, lease and operate its properties and to carry on the Business as they are now owned, leased and operated.

4.2 Due Authorization. Seller has full power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Seller of this Agreement and its Related Agreements and the consummation by Seller of the transactions contemplated hereby and thereby have been duly and validly approved by Seller's board of directors and, to the extentrequired by applicable Law, by all stockholders of Seller entitled to vote thereon, and no other actions or proceedings on the part of Seller are necessary to authorize the execution, delivery and performance by Seller of this Agreement, its Related Agreements or the transactions contemplated hereby and thereby. Seller has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Closing will duly and validly execute and deliver) its Related Agreements. This Agreement constitutes legal, valid and binding obligations of Seller, and Seller's Related Agreements upon execution and delivery by Seller will constitute legal, valid and binding obligations of Seller, in each case, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors' rights generally, by equitable limitations on the availability of specific remedies and by principles of equity.

4.3 Consents and Approvals; No Conflicts, etc.

(a) No consent, authorization or approval of, filing or registration with, waiver of any right of first refusal or first offer from, or cooperation from, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Seller of this Agreement and its Related Agreements or the consummation by Seller of the transactions contemplated hereby or thereby.

(b) The execution, delivery and performance by Seller of this Agreement and its Related Agreements and the consummation by Seller of the transactions contemplated hereby and thereby do not and will not violate any Law applicable to Seller, the Business or any of the Assets; violate or conflict with, result in a breach or termination of, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, result in the creation of any Lien upon any of the Assets under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which Seller is a party or by which Seller or any of its assets are bound; permit the acceleration of the maturity of any indebtedness of Seller or indebtedness secured by any of the Assets; or violate or conflict with any provision of any of the articles of incorporation, bylaws or similar organizational instruments of Seller.

4.4 No Adverse Effects or Changes. Since June 1, 2001, the Business has been conducted in all respects only in the ordinary course and consistent with past practices to Seller's Knowledge. Without limiting the foregoing, to Seller's Knowledge, since June 1, 2001, the Business has not:

(a) suffered any Material Adverse Change;

(b) taken any action, or entered into or authorized any Contract or transaction or any amendment or modification to any Contract or transaction, other than in the ordinary course of business and consistent with past practice;

(c) sold, transferred, conveyed, assigned or otherwise disposed of any of its assets, except sales of inventory in the ordinary course of business and consistent with past practice;

(d) acquired or leased any assets other than in the ordinary course of business and consistent with past practices;

(e) waived, released or cancelled any claims against third parties or debts owing to it or any rights which have any value;

(f) made any borrowing, incurred any debt (other than trade payables in the ordinary course of business and consistent with past practice) or assumed, guaranteed, endorsed (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business and consistent with past practice) or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person, or made any payment or repayment in respect of any indebtedness (other than trade payables and accrued expenses in the ordinary course of business and consistent with past practice);

(g) suffered or permitted the creation of any Lien over any of the Assets other than in the ordinary course of business and consistent with past practice;

(h) made any Tax election or settled or compromised any federal, state or local Tax liability, or waived or extended the statute of limitations in respect of any such Taxes; or

(i) terminated the employment of any employee of Seller wholly or primarily dedicated to the Business or who devoted a material portion of his or her time to the Business or transferred any such employee from Seller to any of its Affiliates.


4.5 Title to Properties. Except as set forth on Schedule 2.2, Seller has good and marketable and valid record and equitable title to, and is the lawful owner of, the Purchased Assets, free and clear of any Lien.

4.6 Intellectual Property.

(a) Seller is the sole and exclusive owner of, and Purchaser shall receive at Closing, the Owned Intellectual Property free and clear of any Liens, and exceptas set forth on Schedule 2.2, the Owned Intellectual Property is not subject to any license, royalty or other agreement. Schedule 2.1(d) sets forth a list of all Owned Intellectual Property, including all registered trademarks, domain names (and any application names relating thereto) and service marks, all reserved trade names, all registered copyrights, and all filed patent applications and issued patents that relates to other Assets or that is used or held for use in, or relates to, in whole or in part, the Business. Schedule
2.2 contains a complete and accurate list of all Intellectual Property Licenses


(b) All personnel, including employees, agents, consultants, and contractors, who have contributed to or participated in the conception and development of theIntellectual Property or any of Seller's products on behalf of Seller either
(i) have been party to a "work-for-hire" arrangement or agreement with Seller, in accordance with applicable Law, that has accorded Seller full, effective, exclusive, and original ownership of all tangible and intangible property thereby arising or (ii) have executed appropriate instruments of assignment in favor of Seller as assignee that have conveyed to Seller full, effective, and exclusive ownership of all tangible and intangible property thereby arising.

4.7 Equipment; Personal Property. Schedule 2.1(a) sets forth a true, accurate and complete list of all of the Equipment having an original acquisition cost of$100 or more, other than items acquired by Seller in the ordinary course of business from the date hereof through the Closing Date (and Seller will identifyin writing to Purchaser, prior to the Closing, each item so acquired having an original acquisition cost of $100 or more Schedule 2.2 sets forth a true, complete and accurate list of all of the Personal Property Leases. All of the Equipment and all of the personal property leased by Seller under the Personal Property Leases is presently utilized by Seller in the ordinary course of business. Seller has delivered to Purchaser true, accurate and complete copies of all Personal Property Leases as amended or modified.

4.8 Inventory. Schedule 2.1(b) sets forth a complete description of the nature,amount and location of the Inventory as of the date of this Agreement.

4.9 Accounts Receivable. Schedule 2.1(f) sets forth each Account Receivable as of the date of this Agreement. After the Closing, Seller will have no legal right to and shall not make any further attempts to collect any of the Accounts Receivable; however, during the ninety (90) day period following the Closing, Seller shall reasonably cooperate with Purchaser in assisting Purchaser to collect said Accounts Receivable.

4.10 Contracts. Schedule 2.2 sets forth all Contracts and arrangements of the following types to which Seller is a party or by which it is bound and which relate to, in whole or in part, the Assets or which are used or held for use in,or relate to, in whole or in part, the Business, or to which any of the Assets is subject:

(a) any collective bargaining agreement;

(b) any Contract or arrangement with any Person for the purchase or sale of goods or services for resale to end-user customers;

(c) any Customer Contract;

(d) any Contract or arrangement pursuant to which Seller grants or is granted any license or other rights to use any of the Assets or any rights of joint use with respect to any of the Assets (other than any Real Property Lease, Personal Property Lease or Intellectual Property License);

(e) any Contract or arrangement that either (i) requires a payment by any party in excess of, or a series of payments which in the aggregate exceed, $5,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $5,000 or (ii) has a term, or requires the performance of any obligations by Seller over a period, in excess of one (1) year;

(f) any Contract or arrangement with a sales representative, manufacturer's representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person;

(g) any Contract or arrangement pursuant to which Seller has made or will make loans or advances, or has or will have incurred debts or become a guarantor or surety or pledged its credit on or otherwise become responsible with respect to any undertaking of another Person (except for the negotiation or collection of negotiable instruments in transactions in the ordinary course of business);

(h) any indenture, credit agreement, loan agreement, note, mortgage, security agreement, lease of real property or personal property, loan commitment or otherContract or arrangement relating to the borrowing of funds, an extension of credit or financing;

(i) any Contract or arrangement involving a partnership, joint venture or other cooperative undertaking;

(j) any Contract or arrangement involving any restrictions with respect to the geographical area of operations or scope or type of business of Seller;

(k) any power of attorney or agency agreement or arrangement with any Person pursuant to which such Person is granted the authority to act for or on behalf of Seller, or Seller is granted the authority to act for or on behalf of any Person;

(m) any Contract, whether or not fully performed, relating to any acquisition ordisposition of any stock of, or any material portion of the assets of, Seller,or any acquisition or disposition of any subsidiary, division, line of business or real property of Seller;

(l) any Contract not made in the ordinary course of business and consistent withpast practice and that is to be performed in whole or in part at or after the date of this Agreement; and

(m) any Contract not specified above that is material to the Business.

4.11 Employment and Labor Matters. Schedule 4.11 sets forth a true, accurate and complete list of the names and titles or job descriptions of each employee of Seller wholly or primarily dedicated to the Business (the "Affected Employees") to whom Purchaser will extend offers of employment pursuant to
Section 10.1. Prior to the Closing Date, Seller will have entered into a Separation Agreement with each Affected Employee.

4.12 Taxes.

(a) All federal, state, local and foreign income, corporation and other Tax Returns have been filed for Seller and all other filings in respect of Taxes have been made for Seller (or will be filed or made prior to the due dates therefor) for all periods through and including the Closing Date as required by applicable Law. All Taxes shown as due on all such Tax Returns and other filings have been paid (or will be paid prior to the due dates therefor).
  Each such Tax Return and filing is true, accurate and complete in all material respects and Seller does not and will not have any additional liability for Taxes with respect to any Tax Return or other filing heretofore filed or which was required by Law to be filed, other than as reflected as liabilities on Seller's financial statements. There are no Tax Liens (other than Liens for current Taxes not yet due and payable) upon any of the Assets. All Taxes that Seller is required by Law to withhold or collect, including sales and user taxes, and amounts required to be withheld for Taxes of employees and other withholding taxes, have been duly withheld or collected and, to the extent required, have been paid over to the proper Governmental Authorities or are held in separate bank accounts for such purpose.

(b) Seller is not a "foreign person" as defined in Section 1445(f)(3) of the Code.

4.13 No Defaults or Violations.  To Seller's Knowledge:

(a) The Business and each of the Assets is in full compliance with, and no violation exists under, any and all Laws applicable to the Business and the Assets other than any noncompliance which would not have a Material Adverse Effect.

(b) No notice from any Governmental Authority has been received by Seller within the last thirty-six (36) months with respect to the Business claiming any violation of any Law (including any building, zoning or other ordinance) or requiring any work, construction or expenditure, or asserting any Tax, assessment or penalty.

4.14 Litigation.

(a) Except as set forth on Schedule 4.14, there are no actions, suits, mediation, arbitrations, regulatory proceedings or other litigation, proceedings or governmental investigations pending or threatened against or affecting Seller or any of its officers, directors, employees, agents or stockholders in their capacity as such with respect to the Business or any of the Assets and, to Seller's Knowledge, there are no facts or circumstances which are reasonably likely to give rise to any of the foregoing.
To Seller's Knowledge, in connection with the Business or any of the Assets, there is no order, judgment, decree, injunction, stipulation or consent order of or with any court or other Governmental Authority affecting the Business. Seller has not entered into any agreement to settle or compromise any proceeding pending or threatened against it with respect to the Business or any of the Assets which has involved any obligation other than the payment of money or for which Seller has any continuing obligation.

(b) There are no claims, actions, suits, proceedings or investigations pending or threatened by or against Seller with respect to this Agreement or any of the Related Agreements, or in connection with the transactions contemplated hereby or thereby, and Seller has no reason to believe there is a valid basis for any such claim, action, suit, proceeding, or investigation.

4.15 Information and Records. The Information and Records are true, accurate and complete and, at Purchaser's expense, will be transferred to Purchaser at or after the Closing promptly at Purchaser's request in such form and format (including disaggregating such data from other data of Seller) as Purchaser reasonably requests.

4.16 No Other Agreement. Except for sales of assets in the ordinary course of business, neither Seller nor any of its Affiliates has any Contract or arrangement with respect to the sale or other disposition of the Business or any of the Assets that are used or held for use in, or relate to, in whole or in part, the Business, except as set forth in this Agreement.

4.17 Brokers. Seller has not used any broker or finder in connection with the transactions contemplated hereby, and neither Purchaser nor any Affiliate of Purchaser has or shall have any liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder's fee or other commission of any Person retained by Seller in connection with any of the transactions contemplated by this Agreement or the Related Agreements.

4.18 Accuracy of Statements. Neither this Agreement nor any Related Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Seller to Purchaser or any representative or Affiliate of Purchaser in connection with this Agreement, any Related Agreement or any of the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

                                 ARTICLE V

                REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller, as of the date of this Agreement, as follows:

5.1 Due Incorporation. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of California, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as they are now owned, leased and operated.

5.2 Due Authorization. Purchaser has full power and authority to execute, deliver and perform this Agreement and its Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby have been duly and validly approved by Purchaser's board of directors and, to the extent required by applicable Law, by all stockholders of Purchaser entitled to vote thereon, and no other actions or proceedings on the part of Purchaser are necessary to authorize the execution, delivery and performance of this Agreement, its Related Agreements or the transactions contemplated hereby and thereby. Purchaser has duly and validly executed and delivered this Agreement and has duly and validly executed and delivered (or prior to or at the Closing will duly and validly execute and deliver) its Related Agreements. This Agreement constitutes legal, valid and binding obligations of Purchaser and Purchaser's Related Agreements upon execution and delivery by Purchaser will constitute legal, valid and binding obligations of Purchaser, in each case, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors' rights generally, by equitable limitations on the availability of specific remedies and by principles of equity.

5.3 Consents and Approvals; No Conflicts, etc.

(a) No consent, authorization or approval of, or filing or registration with, any Governmental Authority or any other Person not a party to this Agreement is necessary in connection with the execution, delivery and performance by Purchaser of this Agreement and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby or thereby.

(b) The execution, delivery and performance by Purchaser of this Agreement 23and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby do not and will not violate any Law applicable to Purchaser or any of its properties or assets; violate or conflict with, result in a breach or termination of, constitute a default or give any third party any additional right (including a termination right) under, permit cancellation of, result in the creation of any Lien upon any of the assets or properties of Purchaser under, or result in or constitute a circumstance which, with or without notice or lapse of time or both, would constitute any of the foregoing under, any Contract to which Purchaser is a party or by which Purchaser or any of its assets are bound; permit the acceleration of the maturity of any indebtedness of Purchaser or indebtedness secured by any of its assets or properties; or violate or conflict with any provision of the certificate of incorporation or memorandum and articles of association or bylaws or similar organizational instruments of Purchaser.

5.4 Brokers. Purchaser has not used any broker or finder in connection with the transactions contemplated hereby, and neither Seller nor any Affiliate of Seller has or shall have any liability or otherwise suffer or incur any Loss as a result of or in connection with any brokerage or finder's fee or other commission of any Person retained by Purchaser in connection with any of the transactions contemplated by this Agreement or the Related Agreements.

5.5 Accuracy of Statements. Neither this Agreement nor any Related Agreement nor any schedule, exhibit, statement, list, document, certificate or other information furnished or to be furnished by or on behalf of Purchaser to Seller or any representative or Affiliate of Seller in connection with this Agreement, any Related Agreement or any of the transactions contemplated hereby or thereby contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

5.6 No Knowledge of Seller Breach. To Purchaser's Knowledge, the representations of Seller set forth in Article IV and the related schedules are true, accurate, complete and correct.

5.7 No Reliance on Advice of any Officer or Director of Seller.. In making its decision to enter into this Agreement and the Related Agreements to consummate the transactions contemplated hereby and thereby, Purchaser has not relied on any representation, projection or other oral or written statement or advice by any director of Seller or any officer or employee of Seller that is not an Affected Employee.

                                   ARTICLE VI

                              COVENANTS OF SELLER

Seller agrees to perform each of the following covenants:

6.1 Implementing Agreement. Subject to the terms and conditions hereof, Seller shall take all commercially reasonable action required of it to fulfil its obligations under the terms of this Agreement and shall otherwise use all commercially reasonable efforts to facilitate the consummation of the transactions contemplated hereby. Except as expressly permitted hereby, Seller agrees that it will not initiate any action which leads to the termination of any Distribution Contract, or any action which leads to a material adverse change in such Distribution Contracts, except with the express written consent of Purchaser, such consent not to be unreasonably withheld.

6.2 Consents and Approvals. Seller shall use all commercially reasonable efforts to obtain all consents, approvals, certificates and other documents required in connection with the performance by it of its obligations under this Agreement and its Related Agreements and the consummation by it of the transactions contemplated hereby and thereby, including all such consents and approvals by each party to any of the Contracts included in the Purchased Contracts and Permits; provided, that no contact will be made by Seller (or any representative of Seller) with any third party to obtain any such consent or approval except as agreed to by Purchaser. If a consent or approval is required by any party under any of the Contracts included in the Purchased Contracts and Permits and is not obtained on or before the Closing or if an attempted assignment is ineffective, Seller shall cooperate with Purchaser in any reasonable arrangement requested by Purchaser to provide for Purchaser the benefits under any such Contracts. Seller shall use all commercially reasonable efforts to obtain all required consents and approvals (if any) to assign and transfer the Permits to Purchaser at Closing and, to the extent that one or more of the Permits are not transferable, to obtain replacements therefor. If certain Permits are not transferable or replacements therefor are not obtainable on or before the Closing, but such Permits are transferable or replacements therefor are obtainable after the Closing, Seller shall continue to use such efforts in cooperation with Purchaser after the Closing as may be required to obtain all required consents and approvals to transfer, or obtain replacements for, such Permits after Closing. Seller shall make, or cause to be made, all filings, notices, applications, statements and reports to all Governmental Authorities and other Persons that are required to be made prior to the Closing Date by or on behalf of Seller or any of its Affiliates pursuant to any applicable Law or Contract in connection with this Agreement and its Related Agreements and the transactions contemplated hereby and thereby and shall cooperate with Purchaser in making all such filings, notices, applications, statements and reports that are required to be made prior to the Closing Date by or on behalf of Purchaser or any of its Affiliates pursuant to any applicable Law in connection with this Agreement and its Related
Agreements and the transactions contemplated hereby and thereby.

6.3 Preservation of Business.

(a) Until the Closing, Seller shall incur and pay costs and otherwise operate the Business only in the usual, regular and ordinary course and in a manner consistent with past practice, and shall use its best efforts to (i) preserve intact the present business organization and personnel of the Business, (ii) preserve the goodwill and advantageous relationships of the Business with customers, suppliers, independent contractors, employees and other Persons material to the operation of the Business, (iii) prevent any event that could have a Material Adverse Effect and (iv) not permit any action or omission that would cause any of the representations or warranties of Seller contained herein to become inaccurate or any of the covenants of Seller to be breached.

(b) Without limiting the generality of clause (a), until the Closing, or without the prior written consent of Purchaser or as otherwise permitted under this Agreement, Seller will not:

(i) do any act or omit to do any act, or permit any act or omission to act, which would cause a material breach of any of the Purchased Contracts and Permits or any other Contract or obligation the breach of which could have a Material Adverse Effect,

(ii) take any action, or enter into or authorize any Contract or transaction or any amendment or modification to any Contract or transaction, other than in the ordinary course of business and consistent with past practice,

(iii) sell, transfer, convey, assign or otherwise dispose of any of its assets, except sales of inventory in the ordinary course of business and consistent with past practice,

(iv) except for capital improvements, purchases and expenditures permitted by clause (v), acquire or lease any assets other than in the ordinary course of business and consistent with past practices or any assets that are material to the Business,

(v) authorize or make any capital improvements or purchases or other capital expenditures that individually or in the aggregate are in excess of $15,000,

(vi) waive, release or cancel any claims against third parties or debts owing to it, or any rights which have any value,

(vii) make any changes in its accounting systems, policies, principles or practices that would impact the financial results of the Business,

(viii) make any borrowing, incur any debt (other than trade payables in the ordinary course of business and consistent with past practice), or assume, guarantee, endorse (except for the negotiation or collection of negotiable instruments in the ordinary course of business and consistent with past practice) or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person, or make any payment or repayment in respect of any indebtedness (other than trade payables and accrued expenses in the ordinary course of business and consistent with past practice),

(ix) suffer or permit the creation of any Lien over any of the Assets other than in the ordinary course of business and consistent with past practice,

(x) increase in any manner the compensation or fringe benefits of any Affected Employee or pay any benefit to an Affected Employee not required by any existing plan and arrangement or enter into any Contract or arrangement to do any of the foregoing,

(xi) terminate, rescind, modify, amend or otherwise alter or change any of the terms or provisions of any of the Purchased Contracts and Permits, or reduce, discount, waive or forego any material payment or right thereunder, or agree to any compromise or settlement with respect thereto,

(xii) terminate, without cause, the employment of any Affected Employee or transfer any Affected Employee from Seller to any of its Affiliates,

(xiii) enter into any Contract or arrangement with any Person for the purchase or sale of goods or services for resale to end-user customers other than in the ordinary course of business consistent with past practice,

(xiv) enter into any Contract or arrangement pursuant to which Seller grants or is granted any license or other right to use any of the Assets or any right of joint use with respect to any of the Assets,

(xv) incur any obligation or enter into any Contract or arrangement without the express written permission of Purchaser that either (i) requires a payment by any party in excess of, or a series of payments which in the aggregate exceed, $15,000 or provides for the delivery of goods or performance of services, or any combination thereof, having a value in excess of $15,000 or (ii) has a term, or requires the performance of any obligations by Seller over a period, in excess of one year,

(xvi) enter into any Contract or arrangement with a sales representative, manufacturer's representative, distributor, dealer, broker, sales agency, advertising agency or other Person engaged in sales, distributing or promotional activities, or any Contract to act as one of the foregoing on behalf of any Person, or

(xxiii) modify or amend any customer bill in any material respect.

(c) Without limiting the generality of clause (a), until the Closing, except as set forth on Schedule 6.3, Seller shall:

(i) maintain its books, accounts and records in the usual, regular and ordinary manner, and on a basis consistent with Seller's financial statements and past practices,

(ii) continue to carry its existing insurance through the Closing Date, and shall not allow any breach, default, termination or cancellation of such insurance policies or agreements to occur or exist, and

	(iii)	duly comply with all Laws applicable to the Business or the Assets or as may be required for the valid and effective transfer and assignment of the Purchased Assets.

(d) Any Contract or other obligation which requires the prior written consent of Purchaser pursuant to Section 6.3(b) and which is entered into or incurred with the prior written consent of Purchaser shall be included in the Purchased Assets and Permits and shall constitute an Assumed Obligation, and the Schedules to this Agreement shall be deemed to have been updated to include any such Contract or obligation. Any Contract or other obligation entered into or incurred in violation of Section 6.3(b) shall not be included in the Purchased Assets and Permits, shall constitute an Excluded Obligation, and shall not be included on any of the Schedules to this Agreement.

6.4 Confidentiality. Except as required by Law or any Governmental Authority, after the Closing, Seller shall maintain all Confidential Information (other than such Confidential Information which after the Closing is received from a third party (provided such third party is not known by Seller to be bound by an obligation of secrecy)) in strict confidence in accordance with the procedures it uses to protect its own information of a similar nature and shall not use any such Confidential Information for any purpose; it being agreed and understood, however, that Purchaser may disclose the material terms of the transactions contemplated by this Agreement and may file a copy of this Agreement with the Securities and Exchange Commission.

6.5 Tax Matters. After the Closing, Seller shall make available to Purchaser such records as Purchaser may require for the preparation of any Tax Returns or other similar governmental reports or forms required to be filed by Purchaser and such records as Purchaser may reasonably require for the defense of any audit, examination, administrative appeal or litigation of any such Tax Return or other similar governmental report or form with regard to the Purchased Assets.

6.6 Cooperation. Prior to the Closing, Seller shall cooperate with Purchaser and shall take all actions reasonably requested by Purchaser to ensure a smooth transition of the customers of the Business from Seller to Purchaser, including participating in joint marketing efforts, allowing access to communications channels with such customers and providing information regarding such transition to such customers.

                              ARTICLE VII

                        COVENANTS OF PURCHASER

Purchaser agrees to perform each of the following covenants:

7.1 Implementing Agreement. Subject to the terms and conditions hereof, Purchaser shall take all action required of it to fulfil its obligations under the terms of this Agreement and shall use all commercially reasonable efforts to facilitate the consummation of the transactions contemplated hereby. Except as otherwise expressly permitted hereby, Purchaser agrees that it will not take any action that would have the effect of preventing or impairing Purchaser's performance of its obligations under this Agreement.

7.2 Consents and Approvals. Purchaser shall use all commercially reasonable efforts to obtain all consents, approvals, certificates and other documents required in connection with the performance by it of its obligations under this Agreement and its Related Agreements and the consummation by it of the transactions contemplated hereby and thereby. Purchaser shall make, or cause to be made, all filings, notices, applications, statements and reports to all Governmental Authorities and other Persons that are required to be made prior to the Closing Date by or on behalf of Purchaser or any of its Affiliates pursuant to any applicable Law or Contract in connection with this Agreement and its Related Agreements and the transactions contemplated hereby and thereby and shall cooperate with Seller in making all such filings, notices, applications, statements and reports that are required to be made prior to the Closing Date by or on behalf of Seller or any of its Affiliates pursuant to any applicable Law in connection with this Agreement and its Related Agreements and the transactions contemplated hereby and thereby.

7.3 Tax Matters. After the Closing, Purchaser shall make available to Seller such records as Seller may require for the preparation of any Tax Returns or other similar governmental reports or forms required to be filed by Seller and such records as Seller may require for the defense of any audit, examination, administrative appeal or litigation of any such Tax Return or other similar governmental report or form.

7.4 Resale of Assets. It is agreed that, in the event that Purchaser resells substantially all of the Purchased Assets, or in the event that Purchaser enters a merger transaction in which it is not the surviving entity, within 24 months of the closing date, that Purchaser shall 1) immediately satisfy any remaining payment due under this Agreement, and 2) shall share a percentage of the amount received from the resale of the Purchased Assets which exceed the Purchase Price and the fees paid under the License Agreement to Seller in the following amounts:

i. If the resale occurs within 6 months of the closing date, and if the purchase price is greater than the $4.5 million received by Seller as purchase price and licensing fees under this transaction, Seller shall receive 50% of the amount received by Purchaser which is greater than $4.5 million whether that payment is in cash, equity or both.

ii. If the resale occurs between 6 months and one day of the closing date and 12 months of the closing date, and if the purchase price is greater than

$4.5 million, Seller shall receive 33% of the amount received by Purchaser which is greater than $4.5 million whether that payment is in cash, equity or both.

iii. If the resale occurs between 12 months and one day of the closing date and 18 months of the closing date, and if the purchase price is greater than $4.5 million, Seller shall receive 25% of the amount received by Purchaser which is greater than $4.5 million whether that payment is in cash, equity or both.

iv. If the resale occurs between 18 months and one day of the closing date and 24 months of the closing date, and if the purchase price is greater than $4.5 million, Seller shall receive 10% of the amount received by Purchaser which is greater than $4.5 million whether that payment is in cash, equity or both.

v. The parties agree that if a merger transaction in which Purchaser is not the surviving entity occurs within 24 months of the Closing Date, Purchaser shall cause the surviving entity to agree to issue or pay to Seller on the closing date of that merger the applicable percentage of the merger consideration as determined by sub-paragraphs i., ii. iii. or iv. above, if any (whether such consideration is paid in cash, equity, a combination of cash and equity or any other property); provided, however, that Seller agrees and acknowledges that any equity securities issued to Seller pursuant to this sub-paragraph may be subject to the same lockup or other equity restrictions imposed by the other party to the merger as those applicable to the shares issued to the stockholders of Purchaser; provided, however, that in no event shall such shares be subject to any escrow arrangement.

7.5 Information Rights.. During the Performance Periods, Purchaser shall deliver the following to Seller:

(a) as soon as available but in any event within 45 days after the end of each quarterly accounting period in each fiscal year (including the fourth quarter in each fiscal year), unaudited consolidating statements of income and cash flows of Purchaser and its subsidiaries for that quarterly period and for the period from the beginning of the fiscal year to the end of that quarterly period, and consolidating balance sheets of Purchaser and its subsidiaries as of the end of that quarterly period, setting forth in each case comparisons to the corresponding period in the preceding fiscal year, if applicable, all of which statements shall be prepared in accordance with generally accepted accounting principles, consistently applied, subject to normal year-end adjustments and the lack of footnote disclosures (none of which adjustments and disclosures would, alone or in the aggregate, be materially adverse to the financial condition, operating results, assets or operations of Purchaser and its subsidiaries taken as a whole); and

(b) within 120 days after the end of each fiscal year, consolidated statements of income and cash flows of Purchaser and its subsidiaries for the preceding fiscal year, and consolidated balance sheets of Purchaser and its subsidiaries as of the end of that fiscal year, setting forth in each case comparisons to the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and accompanied by with respect to the consolidated portions of those statements, an opinion of Purchaser's independent public accounting firm.

                                ARTICLE VIII

                            CONDITIONS PRECEDENT
                        TO OBLIGATIONS OF PURCHASER

The obligations of Purchaser under Articles II and III of this Agreement are subject to the satisfaction by Seller of the following conditions precedent on or before the Closing Date, unless earlier waived in writing by Purchaser:

8.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Seller contained herein and in its Related Agreements shall have been true, accurate and correct in all material respects on and as of the date of this Agreement, and shall also be true, accurate and correct in all material respects on and as of the Closing Date with the same force and effect as though made by Seller on and as of the Closing Date.

8.2 Compliance with Agreements and Covenants. Seller shall have performed andcomplied in all material respects with all of its covenants, obligations and agreements contained in this Agreement and in its Related Agreements to be performed and complied with by it on or prior to the Closing Date.

8.3 Financing. Purchaser shall have secured financing from General Bank in the amount of at least $5.0 million.

8.4 Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which (a) might have a Material Adverse Effect or (b) could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or any Related Agreement or the consummation of the transactions contemplated hereby or thereby.

8.5 Delivery of Documents. Seller will have delivered to Purchaser the documents as specified by Section 11.2.




                                 ARTICLE IX

                           CONDITIONS PRECEDENT
                         TO OBLIGATIONS OF SELLER

The obligations of Seller under Article II of this Agreement are subject to the satisfaction by Purchaser of the following conditions precedent on or before the Closing Date, unless waived in writing by Seller:

9.1 Warranties True as of Both Present Date and Closing Date. The representations and warranties of Purchaser contained herein shall have been true, accurate and correct in all material respects on and as of the date of this Agreement, and shall also be true, accurate and correct in all material respects on and as of the Closing Date with the same force and effect as though made by Purchaser on and as of the Closing Date.

9.2 Compliance with Agreements and Covenants.   Purchaser shall have performed
and complied in all material respects with all of its covenants, obligations and agreements contained in this Agreement and in its Related Agreements to be performed and complied with by it on or prior to the Closing Date.

9.3 Actions or Proceedings. No action or proceeding by any Governmental Authority or other Person shall have been instituted or threatened which could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of this Agreement or any Related Agreement or the consummation of the transactions contemplated hereby or thereby.

9.4 Facilities Agreements. Purchaser, upon request by Seller, shall have entered into each of the Facilities Agreements.

9.5 License Agreement.  Purchaser shall have entered into the License Agreement

9.6 Closing Payments. Purchaser shall have made the cash payments required to be paid to Seller on the Closing Date pursuant to this Agreement and the License Agreement.

9.7 Fairness Opinion. Seller shall have received, from a financial advisor of its choice, a written opinion reasonably satisfactory to Seller to the effect that the consideration for the Purchased Assets to be received by Purchaser pursuant to this Agreement and the Related Agreements is fair to the holders of Seller's capital stock from a financial point of view.

9.8 Delivery of Documents. Purchaser will have delivered to Seller the documents as specified in Section 11.3.

ARTICLE X

EMPLOYEES AND BENEFIT PLANS

10.1 Employees.

(a) On or prior to the Closing Date, Purchaser shall make offers of employment, conditioned on the Closing, to each of the Affected Employees. Such offers of employment shall have terms and conditions that are at least as favorable as those currently enjoyed by each Affected Employee with respect to salary, vacation and health benefits. Seller shall not take any actions that dissuade any such employee from accepting any such offer. Each such Affected Employee who accepts any such offer of employment shall be referred to herein as a "Hired Employee." Except for the Affected Employees, Purchaser shall not extend employment offers to nor accept investments from, any other then-employed employee of Seller for a period of one (1) year from the date of execution of this Agreement, or from any ex-employee of seller for 30 days after their separation date with Seller or one (1) year from the Closing Date, whichever comes first.

(b) With respect to all Affected Employees (including Hired Employees), Seller shall be responsible for and shall pay, as soon as reasonably practicable following the Closing Date, all wages, bonuses, vacation pay, pay for other compensated absences and other remuneration (including mandatory or discretionary benefits such as Cobra Notices) earned or accrued by such employees as of the close of business on the Closing Date, including any related payroll deductions (such as FICA and any pension or other employee benefit plan contributions and employment Taxes) with respect thereto, regardless of whether such amounts have been accrued on the books of Seller at the close of business on the Closing Date.

(c) Seller shall terminate all of the Affected Employees effective on the Closing Date and Seller shall have liability for and shall pay all severance payments (if any) due to any of the Affected Employees (including any Hired Employee) as a result of the termination of their employment with Seller in connection with the transactions contemplated in this Agreement, along with any accrued vacation, expense settlements or other amounts owed, regardless of whether such employees become Hired Employees.

(d) Stock options of Hired Employees shall be handled depending upon their status: (i) stock options in Seller that have not vested as of the Closing Date will be null and void, and (ii) stock options in Seller that have vested, but are not yet exercised, as of the Closing Date shall continue to be available to be exercised by the employee for a period of 6 months after the Closing Date hereof, at which time such options shall be null and void.

10.2 Liabilities Under Stock Option or Benefit Plans. Seller shall retain all,and Purchaser shall not purchase any assets of, and Purchaser shall not assume and shall not be deemed to have assumed any liability or responsibility for any obligations or liabilities arising prior to the Closing under, with respect to or in connection with, any stock option or employee benefit plan of Seller or with respect to any Affected Employee, including any Hired Employee.

10.3 No Third Party Beneficiaries. It is understood and agreed between the parties that all provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective parties hereto and do not and shall not create any right in any otherPerson, including any Hired Employee, any participant in any benefit or compensation plan or any beneficiary thereof.

10.4 Non-Solicitation of Employees. Purchaser and Seller agree not to solicit the then-employed employees of the other for one (1) year from the Closing Date or within 30 days of an employee's separation date with Seller or one (1) year from the Closing Date, whichever comes first. Further, Purchaser agrees not to accept any investments or other participation from any executive officer of Seller which could present a conflict of interest for that officer for one (1) year from the Closing Date.

                                 ARTICLE XI

                                  CLOSING

11.1 Closing. The Closing shall take place at the offices of Fitzgerald, Abbot & Beardsley, LLP, at 10:00 a.m. on or about June 15, 2001 after all of the closing conditions set forth in Articles VIII and IX have been satisfied. The Closing, and all transactions to occur at the Closing, shall be deemed to have taken place at, and shall be effective as of, the close of business on the Closing Date.

11.2 Deliveries by Seller. At the Closing, Seller shall deliver to Purchaser the following:

(a) The Assignment and Assumption Agreement duly executed by Seller;

(b) A bill of sale substantially in a mutually agreeable form duly executed by Seller;

(c) Originals of, and duly executed assignments of, all of the following: (i) the Personal Property Leases (if such Leases or a memorandum thereof has been recorded, such assignments shall be in recordable form); and (ii) all other Purchased Contracts and Permits to the extent such Contracts have not been assigned to Purchaser pursuant to the Assignment and Assumption Agreement;

(d) An affidavit stating Seller's U.S. taxpayer identification number and that Seller is a "United States person," as defined by Section 7701(a)(30) of the Code;

e)The EMA License Agreement substantially in the form set forth in Exhibit A (the "License Agreement") duly executed by Seller;


(f) Other instruments of transfer reasonably required by Purchaser to evidence the transfer of the Purchased Assets to Purchaser, including assignments with respect to any Intellectual Property (i) registered, recorded or filed with any Governmental Authority, in form suitable for registration, recordation or filing with such Governmental Authority, in each case duly executed by Seller and (ii) licensed to Seller by a third party, including any written consents of such third parties to such assignments and transfers if required under the terms of such licenses;

(g) A certificate, dated the Closing Date, of Seller certifying as to the compliance by Seller with Sections 8.1 and 8.2;

(h) A certificate of the secretary of Seller certifying resolutions of the board of directors of Seller approving and authorizing the execution, delivery and performance of this Agreement and its Related Agreements and the consummation by Seller of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Seller);

(j) Such other documents and instruments as may be required by any other provision of this Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.

11.3 Deliveries by Purchaser. At the Closing, Purchaser shall make the payment described in Section 3.1 of this Agreement and Sections 3.1 and 3.2 of the License Agreement and shall deliver to Seller the following:

(a) The Assignment and Assumption Agreement duly executed by Purchaser;

(b) The License Agreement duly executed by Purchaser;

(c) The Facilities Agreements (if requested by Seller) duly executed by
Purchaser;

(d) The Security Agreement duly executed by Purchaser;

(e) A certificate, dated the Closing Date, of Purchaser, certifying (i) as to compliance by Purchaser with Sections 9.1 and 9.2; and (ii) to Purchaser's Knowledge, as to compliance by Seller with Section 6.3 (or, if to Purchaser's Knowledge, Seller has not complied with Section 6.3, setting forth a description, in reasonable detail, of the events or actions creating or causing such noncompliance).

(f) A certificate of the secretary of Purchaser certifying resolutions of the board of directors of Purchaser approving and authorizing this Agreement and its Related Agreements and the consummation by Purchaser of the transactions contemplated hereby and thereby (together with an incumbency and signature certificate regarding the officer(s) signing on behalf of Purchaser); and

(g) Such other documents and instruments as may be required by any other provision of this Agreement or as may reasonably be required to consummate the transactions contemplated by this Agreement and the Related Agreements.


                                 ARTICLE XII

                                 TERMINATION

12.1 Termination. This Agreement may be terminated at any time on or prior to the Closing Date:

(a) With the mutual consent of Seller and Purchaser;

(b) By Purchaser, if there shall have been a material breach of any covenant, representation or warranty of Seller hereunder or under any of its Related
Agreements, and such breach shall not have been remedied within fifteen (15)
 days after receipt by Seller of a notice in writing from Purchaser specifying the breach and requesting such be remedied;

(c) By Seller, if there shall have been a material breach of any covenant, representation or warranty of Purchaser hereunder or under any of its Related Agreements, and such breach shall not have been remedied within fifteen (15) days after receipt by Purchaser of notice in writing from Seller specifying the breach and requesting such be remedied; or

>PAGE>

(d) By Purchaser or Seller if the Closing has not occurred by June 29, 2001; provided, however, that the right to terminate this Agreement under this
Section 12.1(d) shall not be available to any party whose failure to fulfil any obligation under this Agreement has been the primary cause of, or resulted in, the failure to consummate the Closing on or before June 29, 2001.

12.2 Effect of Termination.

(a) If this Agreement is terminated by Purchaser or Seller pursuant to Section 12.1(a) or (d), then all obligations of the parties hereunder shall terminate, except for the obligations set forth in Section 6.6 (Confidentiality) and
Section 15.1 (Expenses), which shall survive the termination of this Agreement.

(b) If this Agreement is terminated by Purchaser pursuant to Section 12.1(b), then (i) all obligations of the parties hereunder shall terminate, except for the obligations set forth in Section 6.6 (Confidentiality), Section 15.1 (Expenses) and this Section 12.2 which shall survive the termination of this Agreement and (ii) Seller shall immediately pay to Purchaser a termination fee in the amount of one hundred thousand dollars ($100,000).

(c) If this Agreement is terminated by Seller pursuant to Section 12.1(c), then
(i) all obligations of the parties hereunder shall terminate, except for the obligations set forth in Section 6.6 (Confidentiality), Section 15.1 (Expenses) and this Section 12.2 which shall survive the termination of this Agreement and (ii) Purchaser shall immediately pay to Seller a termination fee in the amount of one hundred thousand dollars ($100,000).


                                ARTICLE XIII

                              INDEMNIFICATION

13.1 Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in Sections 4.3, 4.6, 4.7, 4.8, 4.9, 4.10, 4.11, 4.15, 4.16, 4.18, 5.3, 5.5 and 5.7 shall terminate on the Closing
Date and shall not survive the Closing. The representations and warranties of the parties hereto contained in Sections 4.1, 4.4, 4.5, 4.12, 4.13, 4.17, 5.1, 5.2, and 5.4 shall survive the Closing and remain in effect for eighteen months
(18) from the Closing Date. The representations and warranties of the parties hereto contained in Sections 4.2 and 4.14 shall remain in effect for the period of time defined by California or Federal Law as the statute of limitations for claims arising under those sections. The representations and warranties in thisSection that shall survive the Closing Date shall be known as the "SurvivingRepresentations" and the applicable period that each Surviving Representation shall survive shall be known as the "Surviving Period." The representation and warranty contained in Section 5.6 shall survive for the length of the applicable Surviving Period.

13.2 Indemnification by Seller. Seller agrees to indemnify Purchaser and its Affiliates (each a "Purchaser Indemnified Party") against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by them relating to or arising out of or in connection with any breach of or failure by Seller to perform any covenant or obligation of Seller set out or contemplated in this Agreement or any Related Agreement or any document delivered by Seller at the Closing. Additionally, Seller agrees to indemnify Purchaser and its Affiliates with respect to any breach of or inaccuracy in (or alleged inaccuracy breach of or inaccuracy in) any Surviving Representation, provided that a notice of the Purchaser Indemnified Parties' claim shall have been given to Seller not later than the close of business on the last day of the applicable Surviving Period.

13.3 Indemnification by Purchaser. Purchaser agrees to indemnify Seller and its Affiliates against, and agrees to hold each of them harmless from, any and all Losses incurred or suffered by them relating to or arising out of or in connection with any breach of or failure by Purchaser to perform any covenant or obligation of Purchaser set out or contemplated in this Agreement or any Related Agreement or any document delivered by Purchaser at the Closing. Additionally, Purchaser agrees to indemnify Seller with respect to any breach of or inaccuracy in (or alleged inaccuracy breach of or inaccuracy in) any Surviving Representation, provided that a notice of the Seller's claim shall have been given to Purchaser not later than the close of business on the last day of the applicable Surviving Period.

13.4 Claims. As soon as is reasonably practicable after becoming aware of a claim for indemnification under this Agreement not involving any claim, or the commencement of any suit, action or proceeding, of the type described in
Section 13.5, the Indemnified Person shall promptly give notice to the Indemnifying Person of such claim and the amount the Indemnified Person will be entitled to receive hereunder from the Indemnifying Person; provided, that the failure of the Indemnified Person to give notice shall not relieve the Indemnifying Person of its obligations under this Article XIII except to the extent (if any) that the Indemnifying Person shall have been actually prejudicedthereby. If the Indemnifying Person does not object in writing to such indemnification claim within thirty (30) days of receiving notice thereof, the Indemnified Person shall be entitled to recover promptly from the Indemnifying Person the amount of such claim, and no later objection by the Indemnifying Person shall be permitted. If the Indemnifying Person agrees that it has an indemnification obligation but objects that it is obligated to pay only a lesser amount, the Indemnified Person shall nevertheless be entitled to recover promptly from the Indemnifying Person the lesser amount, without prejudice to the Indemnified Person's claim for the difference.

13.5 Notice of Third Party Claims; Assumption of Defense. The Indemnified Person shall give notice as promptly as is reasonably practicable to the Indemnifying Person of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under this Agreement; provided, that the failure of the Indemnified Person to give notice shall not relieve the Indemnifying Person of its obligations under this Article XIII except to the extent
(if any) that the Indemnifying Person shall have been actually prejudiced thereby. The Indemnifying Person may, at its own expense (a) participate in the defense of any claim, suit, action or proceeding and (b) upon notice to the Indemnified Person and the Indemnifying Person's delivering to the Indemnified Person of a written agreement that the Indemnified Person is entitled to indemnification pursuant to Section 13.2 or 13.3 for all Losses arising out of such claim, suit, action or proceeding, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof; provided, that (i) the Indemnifying Person's counsel is reasonably satisfactory to the Indemnified Person and (ii) the Indemnifying Person shall thereafter consult with the Indemnified Person upon the Indemnified Person's reasonable request for such consultation from time to time with respect to such claim, suit, action or proceeding. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the obligation) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person. If, however, the Indemnified Person reasonably determines in its judgment that representation by the Indemnifying Person's counsel of both the Indemnifying Person and the Indemnified Person would present such counsel with a conflict of interest, then such Indemnified Person may employ separate counsel to represent or defend it in any such claim, action, suit or proceeding and the Indemnifying Person shall pay the fees and disbursements of such separate counsel. Whether or not the Indemnifying Person chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof.

13.6 Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person or the Indemnifying Person, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in
Section 13.5 shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be, in the same manner as if a final judgment or decree had been entered by a court of competent jurisdiction in the amount of such settlement or compromise; provided, that no obligation, restriction or Loss shall be imposed on the Indemnified Person as a result of such settlement without its prior written consent. The Indemnified Person will give the Indemnifying Person at least thirty (30) days' notice of any proposed settlement or compromise of any claim, suit, action or proceeding it is defending, during which time the Indemnifying Person may reject such proposed settlement or compromise; provided, that from and after such rejection, the Indemnifying Person shall be obligated to assume the defense of and full and complete liability and responsibility for such claim, suit, action or proceeding and any and all Losses in connection therewith in excess of the amount of unindemnifiable Losses which the Indemnified Person would have been obligated to pay under the proposed settlement or compromise.

13.7 Failure of Indemnifying Person to Act. In the event that the Indemnifying Person does not elect to assume the defense of any claim, suit, action or proceeding, then any failure of the Indemnified Person to defend or to participate in the defense of any such claim, suit, action or proceeding or to cause the same to be done, shall not relieve the Indemnifying Person of its obligations hereunder.

13.8 Effect on Purchase Price of Indemnity Payments.  Any amounts payable under
Section 13.2 or Section 13.3 shall be treated by Purchaser and Seller as an adjustment to the Purchase Price of the Purchased Assets.

13.9 Right to Set Off. In the event that Purchaser shall have incurred or suffered or reasonably anticipates to incur or suffer any amount of Indemnifiable Damages or other damages hereunder, Purchaser may, at its election, seek to set-off any such amount of damages against any amount of Consideration to be paid by Purchaser to the Seller, under this Agreement, subject, however, to the following terms and conditions:

(i) Purchaser shall give written notice to the Seller of any claim for Indemnifiable Damages or any other damages hereunder, which notice shall set forth the basis of the claim therefor;

(ii) Such set off shall be effected on the later to occur on the expiration of ten (10) business days from the date of such notice (the "Notice of Contest Period") or, if such claim is contested, the date the dispute is resolved; and

(iii) If, prior to the expiration of the Notice of Contest Period, the Seller shall notify Purchaser in writing of an intention to dispute the claim and if such dispute is not resolved within twenty (20) days after expiration of such period, then Purchaser may submit the matter to binding arbitration before an arbitrator under the Commercial Arbitration Rules of the American Arbitration Association then existing, which arbitrator shall be selected by the AAA, and who shall have no less than ten (10) years experience in negotiating and/or adjudicating complex business contracts or agreements. The place of arbitration shall be agreed to by the parties or in the absence of such agreement shall be San Francisco, California. The arbitrator shall render a written award within thirty (30) days of the close of the arbitration hearings, as decided by the arbitrator in reasonable discretion and the prevailing party shall be entitled to receive its attorneys' fees and costs. If the decision of the arbitrator is that each party has prevailed in part, then attorney's fees and costs shall be apportioned between the parties in proportion to the award of the arbitrator to each party. The arbitrators may order specific performance or other equitable relief or remedies to the extent they deem it appropriate, in any situation in which a court could so order. The Seller hereby waives personal service of any process in connection with any such action or proceeding and agree that the service thereof may be made by certified or registered mail directed to Seller. The decision of the arbitrators shall be final and binding upon the parties, their successors and assign, and they shall comply with such decision in good faith, and each party hereby submits itself to the jurisdiction of AAA and of the courts of the place where the arbitration is held, but only for the entry of judgment with respect to and to enforce the decision of the arbitrators hereunder, which judgment may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. This provision shall not preclude the filing of a lawsuit or other judicial action to enable the recording of a notice of pending action, or for attachment, receivership, injunction or other provisional remedies. Judgment on the arbitration award may be entered in any court having jurisdiction over the subject matter of the controversy.



                               ARTICLE XIV

                              MISCELLANEOUS

14.1 Expenses. Except as otherwise provided herein, each party hereto shall bear its own expenses with respect to the transactions contemplated hereby. The parties shall each pay an equal portion of any sales, use, stamp, transfer, vehicle use, service, recording, real estate and like taxes or fees, if any, imposed by any Governmental Authority in connection with the transfer and assignment of the Purchased Assets. The Seller shall pay all costs, if any, of transferring the Information and Records to Purchaser.

14.2 Amendment. This Agreement may be amended, modified or supplemented but only in writing signed by Purchaser and Seller.

14.3 Notices. Any notice, request, instruction or other document to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (a) when received if given in person or by courier or a courier service, (b) on the date of transmission if sent by telex, facsimile or other wire transmission (receipt confirmed) or (c) five Business Days after being deposited in the mail, certified or registered, postage prepaid:

If to Seller, addressed as follows:

ClickAction Inc.
2197 E. Bayshore Road
Palo Alto, CA  94303
Attention:  Gregory Slayton
Chief Executive Officer
Telephone No.: 650) 463-3944
Facsimile No.: (650) 473-3646

with a copy to:

Orrick, Herrington & Sutcliffe LLP
400 Capitol Mall, Suite 3000
Attention:  Iain Mickle, Esq.
Telephone No.: (916) 329-7923
Facsimile No.: (916) 329-4982

If to Purchaser, addressed as follows:

Elibrium, Inc.
Attn:  Charles DeLacey, General Counsel
2262 16th Avenue
San Francisco, CA 94116
Telephone No.  (415) 794-0907
Facsimile No.:  (415) 664-5155

with a copy to:

Fitzgerald, Abbot & Beardsley
1221 Broadway, 21st Floor
Oakland, California 94612
Attention:  Michael M.K. Sebree
Telephone No.: (510) 451 3300
Facsimile No.: (510) 451 1522

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

14.4 Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

14.5 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no assignment of any rights or obligations shall be made by Seller without the written consent of Purchaser or by Purchaser without the written consent of Seller, except that Purchaser may assign any or all of its rights hereunder without such consent to any Affiliate of Purchaser.

14.6 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, to the extent provided herein, their respective Affiliates, and no provision of this Agreement shall be deemed to confer upon any other third parties any remedy, claim, liability, reimbursement, cause of action or other right.

14.7 Further Assurances. Upon the reasonable request of Purchaser, Seller will on and after the Closing Date execute and deliver to Purchaser such other documents, deeds, releases, assignments and other instruments as may be requiredto effectuate completely the transfer and assignment to Purchaser of, and to vest fully in Purchaser title to, each of the Purchased Assets, and to otherwise carry out the purposes of this Agreement. Seller further agrees that,from and after the Closing Date, it will cooperate in all reasonable efforts of Purchaser to enforce or preserve its rights in and to all Intellectual Property conveyed to Purchaser pursuant to this Agreement.


14.8 Severability. If any provision of this Agreement shall be held invalid, illegal or unenforceable, the validity, legality or enforceability of the other provisions hereof shall not be affected thereby, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

14.9 Remedies Cumulative. The remedies provided in this Agreement shall be cumulative and shall not preclude the assertion or exercise of any other rights or remedies available under law, in equity or otherwise.

14.10 Entire Understanding. This Agreement and the Related Agreements set forth the entire agreement and understanding of the parties hereto with respect to the transactions contemplated hereby and supersede any and all prior agreements, arrangements and understandings among the parties relating to the subject matter hereof.

14.11 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of California without giving effect to the principles of conflicts of law thereof.

14.12 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

CLICKACTION INC.



By:/s/ Gregory Slayton
    Gregory Slayton
    President and CEO





ELIBRIUM, INC.



By: /s/ Christina Willet
    Christina Willett
    President

ARTICLE I - DEFINITIONS 1
1.1 Definitions 1
1.2 Interpretation. 6
ARTICLE II - SALE AND PURCHASE OF ASSETS; ASSUMPTION OF ASSUMED OBLIGATIONS 7
2.1 Purchased Assets. 7
2.2 Assignment of Contracts and Permits 8
2.3 Excluded Assets 8
2.4 Assumed Obligations 8
2.5 No Other Liabilities Assumed 8
ARTICLE III - PURCHASE PRICE AND PAYMENT 9
3.1 Payment of Purchase Pric 9
3.2 Performance Payments. 9
3.3 Prorations 10
3.4 Allocation of Consideration 11
3.5 Penalties for Late Payment 11
ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF SELLER	11
4.1 Due Incorporation, etc 11
4.2 Due Authorization 11
4.3 Consents and Approvals; No Conflicts, etc 12
4.4 No Adverse Effects or Changes 12
4.5 Title to Properties 13
4.6 Intellectual Property. 14
4.7 Equipment; Personal Property 14
4.8 Inventory. 14
4.9 Accounts Receivable 14
4.10 Computer System 14
4.11 Contracts 15
4.12 Insurance 16
4.13 Employment and Labor Matters. 16
4.14 [intentionally omitted] 16
4.15 Taxes. 17

4.16 No Defaults or Violations 17
4.17 Litigation 17
4.18 [intentionally omitted] 18
4.19 Information and Records 18
4.20 No Other Agreement 18
4.21 Brokers 18
4.22 Accuracy of Statements 18
ARTICLE V - REPRESENTATIONS AND WARRANTIES OF PURCHASER 18
5.1 Due Incorporation 18
5.2 Due Authorization 18
5.3 Consents and Approvals; No Conflicts, etc 19
5.4 Brokers 19
5.5 Accuracy of Statements 19
5.6 [To come - no knowledge of Seller breach]. 20
ARTICLE VI - COVENANTS OF SELLER	20
6.1 Implementing Agreement 20
6.2 Consents and Approvals 20
6.3 Preservation of Business 21
6.4 Confidentiality 23
6.5 Tax Matters 23
6.6 Cooperation 24
ARTICLE VII - COVENANTS OF PURCHASER 24
7.1 Consents and Approvals 24
7.2 Tax Matters 24
7.3 Resale of Assets 24
ARTICLE VIII - CONDITIONS PRECEDENT TO OBLIGATIONS OF PURCHASER 25
8.1 Warranties True as of Both Present Date and Closing Date	25
8.2 Compliance with Agreements and Covenants. 25
8.3 Financing. 26
8.4 Actions or Proceedings 26
8.5 Sublease.26

ARTICLE IX - CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLER 26
9.1 Warranties True as of Both Present Date and Closing Date 26
9.2 Compliance with Agreements and Covenants 26
9.3 Actions or Proceedings 26
ARTICLE X - EMPLOYEES AND BENEFIT PLANS 26
10.1Employees	27
10.2Liabilities Under Stock Option or Benefit Plans.	27
10.3No Third Party Beneficiaries	27
10.4Non-Solicitation of Employees.	28
ARTICLE XI - CLOSING 28
11.1Closing. 28
11.2Deliveries by Seller 28
11.3Deliveries by Purchaser 29
ARTICLE XII - TERMINATION 29
12.1Termination 29
12.2Effect of Termination 30
ARTICLE XIII - INDEMNIFICATION 30
13.1Survival 30
13.2Indemnification by Seller 30
13.3 Indemnification by Purchaser 30
13.4 Claims	30
13.5 Notice of Third Party Claims; Assumption of Defense 31
13.6 Settlement or Compromise 31
13.7 Failure of Indemnifying Person to Act 32
13.8 Effect on Purchase Price of Indemnity Payments 32
13.9 Right of Set Off. 32
ARTICLE XIV - MISCELLANEOUS 32
14.1 Expenses 32
14.2 Amendment 32
14.3 Notices 32
14.4 Effect of Investigation 33

14.5 Waivers 33
14.6 Assignment 34
14.7 No Third Party Beneficiaries 34
14.8 Publicity 34
14.9 Further Assurances 34
14.10 Severability 34
14.11 Remedies Cumulative 34
14.12 Entire Understanding 34
14.13 Applicable Law 35
14.14 Counterparts 35

An extra section break has been inserted above this paragraph. Do not delete this section break if you plan to add text after the Table of Contents/Authorities. Deleting this break will cause
Table of Contents/Authorities headers and footers to appear on any pages following the Table of Contents/Authorities.

The following schedules have been omitted from this Exhibit 2.1:

Schedule 2.1(a) 	Purchased Equipment

Schedule 2.1(b) 	Purchased Inventory

Schedule 2.1(c) 	Purchased Information and Records

Schedule 2.1(d) 	Purchased Owned Intellectual Property

Schedule 2.1(e) 	Purchased Accounts Receivables

Schedule 2.2	Purchased Contracts and Permits

Schedule 2.4	Assumed Accounts Payable

Schedule 3.6	Allocation of the Purchase Price

Schedule 4.3	Consents

Schedule 4.4	Absence of Material Adverse Changes

Schedule 4.5	Title to Properties

Schedule 4.11	Affected Employees

Schedule 4.12	Taxes

Schedule 4.13	Defaults or Violations

Schedule 4.14	Litigation